EXHIBIT 23.1

[Letterhead of KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMN Healthcare Services, Inc.:

We consent to the use of our reports dated February 27, 2004, with respect to the consolidated balance sheets of AMN Heathcare Services, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, incorporated herein by reference. Our report on the consolidated financial statements refers to a change in the Company’s method of accounting for goodwill in 2002.

/s/    KPMG LLP

San Diego, California

July 26, 2004